Valley Forge Life Insurance Company

A Stock Company

Executive Office:                                    Home Office:
CNA Plaza                                            401 Penn St.
Chicago, Illinois  60685                             Reading, Pennsylvania 19601



                         ENHANCED DEATH BENEFIT I RIDER

This rider forms a part of the contract to which it is attached. The charge for the rider is shown on the contract data page.

The Minimum Guaranteed Death Benefit provision is deleted and replaced by the following:

Before the 85th birthday of the older of the owner or joint owner during the accumulation period, the enhanced death benefit is equal to the greatest of:

(a)  The contract value;

(b) Sum of all purchase payments less all withdrawals, contract maintenance charges and any tax charges; or

(c)  The maximum contract value as described below:

     The maximum contract value is equal to the highest contract value on any contract anniversary, increased by the sum of all purchase payments received since that anniversary, decreased by the sum of all withdrawals, maintenance charges and any tax charges since that contract anniversary.

After the 85th birthday of the older of the owner or joint owner during the accumulation period, the enhanced death benefit is equal to the greatest of (a),
(b) or (c), except that the maximum contract value under (c) above will be as of the 85th birthday of the older of the owner or joint owner.

There will be no charges deducted for this rider after the older of the owner or joint owner attains age 85.

If the owner is not a natural person, the person whose life is measured is the annuitant.

You may terminate this rider at any time. Once terminated it may not be added at a later date.

Signed for the Company at its Executive Offices in Chicago, Illinois on the contract date.